

LEAH LABS

2019 Report

Dear investors,

In June and July of 2019, my co-founder and I were defeated. We had been fundraising since the beginning of the year to no avail. Investors recognized we had an impactful vision, the expertise to build it, and the market to use it, but wouldn't invest without proof of concept data. We were on the verge of shutting down, giving back investors what they had committed, and moving on. But we couldn't stop the dream.

We launched this Wefunder campaign in August, and since then, we've never been more excited. Wefunder brought grassroots momentum to our cause, helped us focus our vision of why we were doing this crazy thing, and helped us bring in almost $650,000 since August 2019.

We're funded, refreshed, and refocused on what we have to do to bring innovation to our beloved pets that has never before been possible. We thank you for believing in us, and we're so excited to be building curative therapies for our pets because of your support!

We need your help!

We're currently in heads down and build mode for our product so that we can get to treating patient dogs by the end of the year.

To facilitate this goal, we're looking to hire a postdoctoral scientist who has an A+ track record in T cell science as either a PhD or after completing their first postdoc. Any introductions would be great!

We are also seeking grant funding opportunities. There are many non-profit agencies that award small ($10k) up to very large ($millions) grants for scientific research in cancer, immunology, animal healthcare, and the intersections of disease in dog and man. We're always seeking these opportunities, and if any investor comes across any potential grant we would be happy to have it shared with us.

Sincerely,

Wesley Wierson
Chief Executive Officer

Zachary C WareJoncas
Chief Operations Officer

Stephen Carl Ekker
Scientific Founder - Translational Medicine

Jonathan Mochel
Scientific Founder - Veterinary Pharmacology

Saad Kenderian
Scientific Founder - Immunotherapy

Our Mission

In 5 years, LEAH Labs has the only treatment in canine oncology that can CURE cancer. We have diversified our portfolio and now treat multiple cancer types. The data we have generated and the platform we have built are licensed to a leading human immuno-oncology company. Life is good, and dogs are living the best lives they have ever had!

See our full profile

How did we do this year?

Report Card

A-

The Good

We raised nearly $918,000 in dilutive funding for our company moving forward

We identified multiple veterinary partners to work with as we grow our business

We have made quality progress on our science milestones and thus are in the midst of filing composition of matter patents

The Bad

We wanted to raise $2,000,000, but were deemed to risky at the current time to attract that level of venture capital investment

Lack of capital meant we lost a full time employee for a few months. We are now hiring to replace him.

Lack of capital meant we didn't get as far in science milestones as we hoped in year 1 of operations, but we're getting back on track

2019 At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$276,139
Net Loss


IOU!

$0
Short Term Debt



$328,000
Raised in 2020



$517,500
Cash on Hand
As of 05/ 1/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

LEAH Labs uses next generation technology to reprogram immune cells into cancer fighting machines.

In 5 years, LEAH Labs has the only treatment in canine oncology that can CURE cancer. We have diversified our portfolio and now treat multiple cancer types. The data we have generated and the platform we have built are licensed to a leading human immuno-oncology company. Life is good, and dogs are living the best lives they have ever had!

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

LifEngine Animal Health Laboratories Incorporated was incorporated in the State of Delaware in November 2018.

Since then, we have:

- We're developing the first cure for lymphoma in dogs.
- We've killed cancer in a test tube with our therapeutic; a CAR-T cell specific for B cell lymphoma.
- We use CRISPR to genetically engineer T cells, making them cancer fighting machines.
- We're a team of world leading experts in gene editing, immunotherapy, and veterinary oncology.
- CAR-T is the hottest area of cancer research today and is curing human patients with lymphoma.
- The total market for our product is over $1.5B.
- We've closed $163,000+ via Reg D since launching on Wefunder, and received a $35k non-dilutive grant on 1/31/2020, and a $100k non-dilutive grant on 4/7/2020.

Historical Results of Operations

Our company was organized in November 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $228,643, including $228,643 in cash. As of December 31, 2018, the Company had $523 in total assets, including $523 in cash.
- *Net Loss.* The Company has had net losses of $276,139 and net losses of $627 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with a total of $917,538 in SAFEs.

After the conclusion of this Offering, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 8 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LifEngine Animal Health Laboratories Incorporated cash in hand is $517,500, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $22,646.39/month, for an average burn rate of $22,646.39 per month. Our intent is to be profitable in 36 months.

We have closed our Wefunder campaign after raising a total of $479,538, and closed additional investments of $110,000 via Reg D 506(c). We are now entering R&D phase of our company and monthly burn will increase as such. We have also obtained a $100,000 grant from the State of Minnesota, bringing our total funding to date to over $1M.

Our revenues will not change, however our expenses will increase. That said, COVID-19 is currently impacting our ability to make projections for the next 3-6 months, as we may not be able to perform our planned R&D activities if we are under continued shelter-in-place orders. If the COVID-19 situation changes for the better, we plan to increase monthly burn as we hire and move into more full time R&D towards our company milestones of treating dog patients in the next year.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -121%** **Earnings per Share: -$69,034.75**

Revenue per Employee: $0 **Cash to Assets: 100%** **Revenue to Receivables: ~** **Debt Ratio: 0%**

LEAH_Labs__Inc_-_Reviewed_Statements.pdf

We ❤ Our 815 Investors

Thank You For Believing In Us

Jared Friedman
Christopher Calvi
Eric Chen
John Young
Thomas Kiefer
Mehran Moallempour
Kurt Huggins
Georgios Papadimitriou
Christine Davies
Gary Johnson
Jeremy Foxx
Tammy Stuart Oates
Clifford Mosson
Jason Leder
Shaunya Boddie
Sushanto Calatur
Jeremy Cohen
Conor D. Cox
Loren Roseth
Reece Harrison
Janet Dedmon
Anthony Bruce
Carla Polito
Mijo Busija
Rick Prasad
Phillip J Wiley
Kevin Mclain
Scott E Kaplan
John Petrasanta
David Wallace
Jon Rockwood
Diane Patrick
Alan Jacobson
Baylee O'Brien
Edel Otero
Brennon Mitchell
Clyde R Anderson
Agueyvany Hernandez To...
Kevin Wong
Calurt Lee Sheets
Jared Siddle
Balakrishnen Varadarajan
Sajadul Chowdhury
Jackson Chau
John Pullen
Jerry Duckworth
Brian Didsbury
Drew Ruhlman
James L. Wolfrey
Laura Hurtig
Eleonore Dailly
Karthik Thenkondar
Michael DeLaMater
Neville George
Pamala MEADOWS
Thiago Lemos Guerra
David Rowh
Michael C Miller
Dennis Wayne Carter
Randy Carver
Ralph Ehrman
Ian Howard
David Miles
Waiel Ali
Garrett Young
Matthew Brooksher
Christopher Yenter
Rodrick Ellis Loud DDS
Bert Socolove
Michael J Barton
Michael Solomon
Michael Campbell
Wayne Robertson
Trey Shanks
Oleg Boian
Thomas Berger
James McDonald III
Ryan Cadigan
Krishnan Johan P Srinivas...
Steven Lee
Kimberly F. Katz
Lawrence Flynn
Prasad V KATTA
William Nash SR
William Smith
Matthew J Kaim
Michael Storm
Olusola Giwa
Marilyn Anderson
Uzy Benhamron
Brent Souter
Steffan Trent Carr
Jeremy IVIE

Leah Talley Nodes
Ernesto Martinez
William Dorn
Madhava Chirra
Kunal Manjunath
Bruce Mills
Frank Gaertner
James D Sutton
Patrick O'Brien Boling
Walter Fyler
Gautam Panikulangara
Gregg Moorman
Stanley Forward
Alexander Strange
Jennifer Zachey
John C Silvestri
Ignatius Darren Gozali
Charlotte Gubler
Frank B Jones
Chris Coleman
Mindy Richards
Greg Schwartz
Beth Connaughty
Randy Rossiter
Kathleen Davis
Kristie Weber
Lee Sherman
John Henry Page Too
Charles Roberts
Eduard Abramov
Carter Burns
Sandra Turek-Shelton
Catherine Uballe
Kritika Singh
James B
Jeffrey Rose
Paul A. Kalcic
Robert Cushing
Lonnie Schrag
Alexander Neu
David Paisley
Rahul Patel
Ralph Cecere
James Oxley
Terry Lynn Johnson
Grant Wierson
Anjalyn Rosevear
Rich Mitschke
Gloria Boggs
Jukka Matti Karhu
Tim And Michelle Krueger
Midhat Qidwai
Michael Lee
Cecilia M Tellez
Carol Wilger
Angelo L Gonzalez
James Pyland
Kalman Kaplan
Robert Wood
Manojkumar S. Patel
Chris Beech
Kevin McDowell
Elias Jimenez
Penola Leslie
Erick A Alba Cendejas
Kevin Cataldi
Michael Gerlach
Roger M Bean
Patricia Welichko
Nando Ramos
Ruben Garcia
Emilie Guillot
Joseph M. Dunlop
Robert Heinicke
Lisa Lacey
Jonathan A Sands
Joseph Klock
Todd Sandberg
George Curtis
Vincent Ly
Mark Mealy
Daniel Kim
James Ellard
Jay L Kanner
Yogendra Upadhyay
Jason Rigby
Jeremiah Cantlon
Kelsey Aho
Mark Carmichael
Mike Zahradka
Louis FABBI
Meagan Gelinske
Thomas E Pugh

Ann Karazeris
Reed Holden
Celia Garcia
Rafael Perez
Danny Ginsburg
Christopher David Premetz
Devin Morgan
Rhonda S Rookstool
Mark Howes
James D Bridges
Jeff Lazcano
Nick Coy
Vi Johnson
Breck Yunits
Erin Jones
Richard Scott Roberts
Abe I BAKER
Keith Guerin
William Pena
David Burman
Barrett Harber
Kenneth Welch
Jessie Larios Valencia
Samir Patel
Bill Sanders
Joshua McNamara
Benjamin Djidi
Matthew Jenkins
Jeff Allen Wang
Chris Mikelson
Jen Rodgers
Kevin Hughes
Brad Johnson
Michael Liu
Anthony Bruce
Rodney Scott
Michael J PRINCE
Maulin Patel
George E. Crown
Sara Basham
Bryan McClaskey
William Mendez
Antony Sebastian
Marie Carmel Joseph
James Powell
Mathieu Peyrou
Michael Paul Ekker
Eva Wright
Suzanne Rehn
Christine Famiglietti
Joe Tawil
Keith Nation
LeAnne Anderson
Peter Chrustowski
Carol Davids
John Kevin Stophel
Megan Lynne DeCicco
Michal Ziemiaszewski
Thomas McDowell
Robert H. Carpenter
Sri Krishna
Steve Haun
Stephanie Neuman
Melanie Seabrook
Nadine Rivas
Yogendre Kumar Patel
Martin Wagner
Greg Brickey
Pete Rosskamm
Laurie Madej
Carl Hayes
Philip CLARKE
Terry Mlsna
Poncia Reed
Brian Ludwig
Karen Callis
Courtney M Williams
Charles Brown
Carson DIXON
Nicolas Mejia
Rodney Corder
Kenneth Walters
Michael Harmon
Timothy Jones
Forrest Cummings
Damon Christopher LADS...
Anna Munandar
Audrey Miller
Mike Kellogg
Vagner De Moraes Perez
Suzette McCurtis
Daniel Szewczyk
John Yang

Meghan McClelland
Maurice Mauser
Roland Chow
Abhishek Choudhary
Sunwoo Kim
Aalap Sharma
Liz Ramsey
Dan Luhman
Chad Takahashi
Jeremiah B
Matthew Rayner
Feng XU
Grayson Mask
Tom Olofsson
Kirit K Patel
Maria Nenita Gaite
Jeff Bush
Bill Robinson
Lydia Polyzou
Christian Warden
David Thierman
David Davis
Matt Ahner
Stephen Muscarella
Lauren Michelle Krueger
Edwin Wanner
Melissa E Yardy
Mashour Yousef
Ken Gerry
Mike D'Alessandro
Bertine Buchan
John Weaver
Kat Trabert
Tyler Waltz
Chris Coleman
Mark Samuels
Howard Lee Reid LII
William Dickinson
Patrick Locke
Derek Barkalow
Christine Dessanti
Johannes Hoeltge
Stephen Sams
Rebecca Rayner
Stephen William WALLS
Kelli Cooper
Jerome Giraudel
Teresa Turner
Michael Harkness
Scott Grondin
Sharon Shemtov
James J LeKachman
Brian Fischer
Larry E Proud
Anthony DePalma
Kathleen Arnold
John Paul DeCicco
Stephanie Westcot
Robert Sean Rae
Samuel Gill
Brooks Girton
Bruce Longo
Bruno Rocha
Linda Shimokaji
Bernard Winkler
David McDonald
David Francis Midgley
Richard K Dickinson
Jeff Park
David Mullins
Tina Downer
Charles J Turck
Patrick Scott
Jerry Diehl
Frank Zorrilla
Cherin Watanabe
Monica Anderson
George Quarranttey
Eric Eklof
Douglas Moyer
Laura Losignore
Bud Abell
Kenneth PROPP
Teresa Roxanne Burns
Ann Smith
Juan Vicenty
Gregory Paul Court
Jaroslav Vejskal
Rod Davis
Don WAGNER
Lynda Chapman
Gregg Alan Benkendorfer
Michael Garcia

Erasmus Elsner
Brianna Marie Barron
Junaid Mian
Clay Fulk
Larry Beattie
Gregory Jegier
Pam Isaac
Monica Gannon
Nathan Buchan
Travis Moorman
William Roberto Vargas ...
Frank Palazzolo
Timothy Sutton
Leonard Helbig
Joelle Sebban
Johan C Nowack
Edward Roop
Nathaniel L Moulton
Slavik Vin
Eric W. Harding
Robert David Whalen
Fernando Pereira
Matthew Peterson
Elizabeth Mahon Mulhern
Michael Taylor
Jarett Cory
Steven Holt
Nicole Podach
Sarah Jeanne
Zach Howard
Mostafa Mahmoud
Chris Mahlstadt
Evi Sukandi
Raymond Dixon
Mindy Richards
Debbie Beers
Rainer Filthaut
Stan Lindenfeld
Gene Putz
Richard HALPRIN
Fred W Westphal Jr
Bo Larssen
Michelle Donovan
David Nootz
Robert Robinson
Bari Amadio
Patricia Osbourn
Jeff Reynolds
Ludwig Malek
James Bailar
Ron Southern
Gerald Reichart
Mohamed Almheiri
John Young
Wilfrid Forgues
Walter Rowntree
Jacobus Dirk Spreeuwen...
Daniel Topor
Mark Croshier
Mark Schroeder
Fran Tusek
Renee Schaeffer
Daniel Weller
David Barclay
Tanem Davidson
Kevin Poorbaugh
Alan Gatlin
Jenny Scheetz
Alan Burnes
Paul Luna
Peter A DUCATO
Lloyd Abdelnour
Cindi Anderson
Eric Weigold
Michael Herman
Gerald Savage
Phil Turturici
Brian Moore
Jonathan Flinker
Lakshminarayana Nindra...
Carolyn Debrick
Holly Nemecek
Anthony J Cavallaro
Barbara Bagshaw
Michael Fink
Debra Schofield
Hanson Saputra
David Smith
Jacob Deskin
Gertrude Denk
Jesus GUTIERREZ
Ryan Cloward
Mark and Julia Wierson

Francisco Malafaya
Brendon Wong
Demarley Holder
Raymond Wu
Lawrence Eugene Samson
William H McGuire
John R. Patrick
Cheryl Kuhn
Nolan Hodges
Charles Alvarez
Lisa MacAllister
Jill Powell
Craig Vom Lehn
Immaculate Gohla
Hunter Williams
Barbara Ann Inman
Steven Crain
Jinmei Zhang
Kurt Akers
Bob Connolly
John Doc Dietle
Iran E Spradley
Trevor Ghylin
Paul Garcia
Nguyen Tran
Tommi Makila
Alexander Houser
David Ernst
Matthew Keith Pelkey
Dax LaFleur
Karen Raymond
Matthew Scrabis
Roy McGuire
Melissa Woods Stephani
Charlotte Ekker Wiggins
Ted Huynh
Nathan Castello
Crown Block Capital LLC
Troy Shettlesworth
Anthony Dubose
Leon Cumberbatch
Aaron Lineback
John E. Maxwell
Jeffrey Miller
Aaron HALE
Gloria Su
Mark Arruda
Sharon Stayin
Sara Ali
Paul Green
James Jackson
Stephen Yoskowitz
Tara Geria
Vidya Vasudevan
Denise Doveri
Kyriacos Skevas
Barbara Kleiber
Curtis G. Fee
Edith Rogers
Nancy Watson
Steve Zwicker
Timothy Clayton
Benllini Galindo
Tony Nelson Kadir
Kimberly Martin
Stephen Suggs
Kaysi A Craig
Jeff Wess Carpenter
Kristina Sviridoviene
Elissa Ruddick
Julianna Clausen
Donald M KRZYCKI
Eileen Brooks
Jason Corteguera
Daniel P Bogar
Edwin X Berry
Patrick Gilbert
Ronald EVANS
Wesley V Grab
Richard REUTH
Daniel Palmer
Brad Baldwin
Lisa Pu
Wael Anwar
Raymond Clark
Maya Green
Jane Stuart
Gary Bayliff
Tina Parks
Jose Valdez
Trevor Whittingham
Lasse Saaristo
Thomas J Cortese

Nicolas Ritz
Robert Kyle Martin
Don Brunker
Azeem Ansar
Susan Sherwin
Preston Lyons
Evan J SEGAL
Martin Peter Hamilton
Trevor Farthing
John J Chapman
Maxime Dubreucq
Bart Baker
Konstantinos Spaliaras
Scott Underwood
Devin Richard
Charlotte Ekker Wiggins
Jean Milu Truesdale
Juan Antonio Canet
Gregory Paige Barrett
Katrina Flynn
David Krug
Neil Young
Kevin McAuliffe
Tim Urwin
Quang Ho
Nancy Ferris Engle
Raynald Touchette
Madisyn Moorman
Craig Raridon
John Mincher
Katherine Newman
Mallory Weiser
Lucy Hogarth
Mer Rodriguez
Carrie Briones
Morris Gelman
Kyle Hammack
Peter M Perreca
Kevin Anthony
Howard Weston
Thang Le
Gary Gentile
Jian Zhang
Bryan Steinhour
Rob Bunn
David Goodwin
Sushanth Nayak
Brian Klick
William Barney
Leslie Thomas Dougherty
Rick Brame
Timothy Glant
Lori Madden
Craig Cooper
Chester Castillo Morales
Brad Cowger
Adam T Hallett
William Rech
Rayudu Choudry
David Adamson
Carl H Tessler
Louis Dupont
Donald Gray
Andrea BOGHI
Curtis Brown
Lana Lea Peet
William Vinci
Frederick Stevenson
Jorge Rosario
William Black
Daryl Brown
Jon Hall
Fausto David Manjarrez C...
Gerard Lam
Scott McBeth
Christopher Eddinger
Ruslan Gadulshin
Charles SUNDERLAND
Paul Clayton
Debi Nichols
Robert J. SCHIFF
Ogechi Iwuanyanwu
Enrique Gamboa
Michael Gaglione
Kenneth J Scary
Helena Scott
Hans Koehnk
James J Gallagher
Joseph Oseghale
Joanna A Frame
Robert Ramella
Stanislav Zakharkin
Lawrence Young

John Turner
Mireya Turk
Juan Moreno
Gaylord Fines
Gary Carroll
Vinay S
Hilda R Hamman
Enrique Pierson
Ron And Barb Thompson
Bekah Jung
Vladimir Bojcev
Raymond Prato
Emilie Brown
Steven Gifis
Antony Chapman
Ruben Tadmor
David Mataloni
Mark Manske
Michael Streit
Patrick Soran
Daniel W
Debra Mendelsohn
Oun Salman
Jonny Price
Jennifer Westendorf
Grant Rolfes
Cheryl Kuhn
Brenda Chae
Mitchell Shane Orgill
Bhaskar Venkatraman
Anil Soneji
Madhava U Reddy
Dale DAVIS
Laurence Mann
Yuliana Candra
Mary Cusack
Craig Throne
Cristobal Fonseca
Kimberly Brown
Pamela D Trawick
Brandon Swope
Christina Hansen
Elizabeth J Delgado
Linda Secoli
Perry Propst
Carol Ging
Robert Labelle
Kieran Ryan
Jose Martin
Blaise Dittmer
Chad Wierson
Mike Diaz
KASH SHEIKH
Michael Kramer
Jake Williams
Ronald Cruz
Salvador Chavez
Denice Richardson
Gerald Roger
Chelsea McNeill
Melvin Kestner
Jeffrey Wasco
Ezzeldden Alkaify
Chang Woo Lee
Charles Flesch
Ruth Maugaotega
John Crawford Jr
Kofi Opoku-Akoto
Meribeth Haynes
Aidas Nasevicius
Turqueya Wilson
Gadi Borovich
Adam Monette
Ashley Nissen
Richard Campbell
Raffoul Ajami
Luke Garnaas
John Bivens
Javier E Medina
Genee Alder
Deborah Drake
David Ellegant
Vikki Appleyard
Ron & Cheryl Schiller
Olga Naumova
Judy Black
Peter Fischer
Scott Adams
Nick Behlke
Judson P
Kenton Questelles
Jason Hanigan
Sienna Imrie
Frederik Van Goor
Rick Brame
Janet Zeis
Michael Cross
Brian Soo
Davender Bhardwaj
Jonathan H Kaplan
Tariq Segal
Robert Snyder
Shamal Deb
Gary Tirohn
Bradley Antonio Vizzi
Cristina Hasigan
Garry CHAN
Craig And Fran Wierson
Crystal Avant
Christy Varnum
Loren Pak
Peter Ball
Piotr Pitera
Scott Snyder
Diane Weiser
Ellen Hansen
Scott Bretschneider
Adam T Hallett
Jerry Wylie
Justin Nisser
Ernest Iseminger
Daniel Carney
Derek Kramer
Sulexan Chery
Elizabeth Kramer
Nicholas Anderson
Jolene Richison
Vivien Lok
Ryan PRESCOD
Deric Corwin
Earendil Engelmann
William Lipka Jr.
David Komitau
Mahtab Marker
Molly Bryant
Henry Rivera
Shelby Mckay
Brian Falsetto
Cory White
Doo Yong Shim
Anthony DePalma
Janet Davis
Long Kwei
John Titolo
Robert Balsamo
Karen D'Amico
Jon Meister
Jonathon Bond
Daniel Peters
David Lang
David Pierotte
James R Cole
Alfredo Jimenez
Kate Chu
Arturo Fernandez DECAS...
Steven Kramer
Steven Bucek
Steven Seifried
Brandon Wood
Gregory Kosmala
Dennis Taylor
Paul Zarate
Philippe Mondes
Judith Rehmeyer

Thank You!

From the LEAH Labs Team



Wesley Wierson
Chief Executive Officer



Zachary C WareJoncas
Chief Operations Officer



Stephen Carl Ekker
Scientific Founder - Translational Medicine



Jonathan Mochel
Scientific Founder - Veterinary Pharmacology



Saad Kenderian
Scientific Founder - Immunotherapy

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Franklyn G. Prendergast	Consultant @ Retired	2019
Wesley A Wierson	CEO @ LEAH Labs	2018
Stephen C. Ekker	Professor @ Mayo Clinic	2018

Officers

OFFICER	TITLE	JOINED
Wesley A Wierson	President CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Wesley A Wierson	1,370,000 Common stock	26.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2019	$150,000	Safe	Section 4(a)(2)
01/2019	$50,000	Safe	Section 4(a)(2)
04/2019	$10,000	Safe	Section 4(a)(2)
04/2019	$10,000	Safe	Section 4(a)(2)
03/2019	$55,000	Safe	Section 4(a)(2)
03/2020	$10,000	Safe	Regulation D, Rule 506(c)
11/2019	$50,000	Safe	Regulation D, Rule 506(c)
11/2019	$3,000	Safe	Regulation D, Rule 506(c)
02/2020	$100,000	Safe	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	4,863,250	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We have performed "freedom to operate" scans, but there can be no guarantee that our portfolio of technology is free from being subjected to licensing fees, taking money out of our bottom dollar and the ability to grow revenue to the levels we aim for.

CAR T cell therapy is the hottest area of cancer research today. Headlines, both positive and negative, will impact our business and veterinarians willingness to try our product during the experimental phase.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Immunotherapy like CAR T cell therapy can cause severe toxicities and even death in humans. We hypothesize the same toxicities are possible in our canine friends. Should managing these toxicities prove cost-prohibitive in dogs, our therapeutic strategy may fail.

This Wefunder campaign raises us money to take our R&D to the next level and get towards proof of concept in sick animals. This campaign does not get us to market and does not guarantee we will ever get to market.

Research and development in biotechnology is not a sure bet. Hypotheses can be null and proof of concepts can fail. There is no sure bet that LEAH Labs can generate a therapy that will rival the current standard of care.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LifEngine Animal Health Laboratories Incorporated

- Delaware Corporation
- Organized November 2018
- 1 employees

14 4th Street Southwest Suite 203
Rochester MN 55902

http://www.leahlabs.com

Business Description

Refer to the LEAH Labs profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

LEAH Labs is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/leah/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*